Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
In thousands, except share and per share amounts	2013	2012
Net income (loss)	$13,910	$7,904
Basic weighted average shares	14,085,821	13,979,442
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	289,136	195,433

Diluted weighted average shares	14,374,957	14,174,875
Net income (loss) per common share:
Basic	$0.99	$0.57

Diluted	$0.97	$0.56